N-SAR Item 77.D.  Policies with Respect to Security Investment


     At a meeting held on January 15, 2002, the Board of General New York Municipal Bond Fund, Inc. adopted a fundamental policy to invest at least 80% of the Fund's assets in municipal bonds that provide income exempt from federal and New York personal income taxes.